UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)


                                  Attunity Ltd.
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                                (Name of Issuer)


                 Ordinary Shares (par value NIS 0.10 per share)
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                         (Title of Class of Securities)


                                    M15332105
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                                 (CUSIP Number)

                                  Dror Elkayam
                             VP Finance & Secretary
                                  Attunity Ltd.
           Kfar Netter Industrial Park , Kfar Netter , 40593 , Israel
                                +972- 9-899-3010
--------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 7, 2008
---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



-----------------------------------
CUSIP No.  M15332105
-----------------------------------
1            NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Shimon Alon
------------ ---------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (a) [ ]
                      (b) [x]

------------ ---------------------------------------------------------
3            SEC USE ONLY

------------ ---------------------------------------------------------
4            SOURCE OF FUNDS*           PF
------------ ---------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS
             2(d) or 2(e)      [ ]
------------ ---------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Israel
------------ ---------------------------------------------------------

NUMBER OF              7          SOLE VOTING POWER      1,225,539 (1)
 SHARES
BENEFICIALLY           8          SHARED VOTING POWER    0
OWNED BY
  EACH                 9          SOLE DISPOSITIVE POWER 1,225,539 (1)
REPORTING
 PERSON                10         SHARED DISPOSITIVE POWER     0
  WITH

------------ ---------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,225,539   (1)
------------ ---------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
             CERTAIN SHARES*  [ ]
------------ ---------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.2% (1)
------------ ---------------------------------------------------------


14           TYPE OF REPORTING PERSON*

             IN
------------ ---------------------------------------------------------

(1) See Item 5.

                                  SCHEDULE 13D


---------------------------------------------
CUSIP No.  M15332105

---------------------------------------------

1            NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Ron Zuckerman
------------ -----------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A
             GROUP
             (a) [ ]
             (b) [x]

------------ -----------------------------------------------------------

3            SEC USE ONLY
------------ -----------------------------------------------------------

4            SOURCE OF FUNDS*           PF
------------ -----------------------------------------------------------

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS
             2(d) or 2(e)      [ ]
------------ -----------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Israel
------------ -----------------------------------------------------------

NUMBER OF              7          SOLE VOTING POWER      1,225,539 (1)
 SHARES
BENEFICIALLY           8          SHARED VOTING POWER    0
OWNED BY
  EACH                 9          SOLE DISPOSITIVE POWER 1,225,539 (1)
REPORTING
 PERSON                10         SHARED DISPOSITIVE POWER     0
  WITH
------------ -----------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,225,539 (1)
------------ -----------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*  [ ]

------------ -----------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.2% (1)
------------ -----------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             IN
------------ -----------------------------------------------------------

(1) See Item 5.

                                  SCHEDULE 13D


---------------------------------------------
CUSIP No.  M15332105

----------------------------------------------

1            NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Aki Ratner
------------ -----------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) [ ]
             (b) [x]

------------ -----------------------------------------------------

3            SEC USE ONLY
------------ -----------------------------------------------------

4            SOURCE OF FUNDS*           PF
------------ -----------------------------------------------------

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS
             2(d) or 2(e)      [ ]

------------ -----------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Israel
------------ -----------------------------------------------------

NUMBER OF              7          SOLE VOTING POWER      1,298,454 (1)
 SHARES
BENEFICIALLY           8          SHARED VOTING POWER    0
OWNED BY
  EACH                 9          SOLE DISPOSITIVE POWER 1,298,454 (1)
REPORTING
 PERSON                10         SHARED DISPOSITIVE POWER     0
  WITH
------------ -----------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,298,454    (1)
------------ -----------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
             CERTAIN SHARES*  [ ]

------------ -----------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.4% (1)
------------ -----------------------------------------------------

14           TYPE OF REPORTING PERSON*

             IN
------------ -----------------------------------------------------

(1) See Item 5.

           This Amendment No. 6 amends and supplements the Schedule 13D filed by Shimon Alon, Ron Zuckerman and Aki Ratner (collectively, the "Reporting Persons") with the Securities and Exchange Commission ("SEC") on January 9, 2004 (as amended on June 6, 2004, January 3, 2006, March 9, 2006, November 6, 2006 and March 1, 2007, the "Schedule 13D") in respect of the Ordinary Shares, par value NIS 0.10 each ("Ordinary Shares"), of Attunity Ltd., an Israeli company (the "Issuer").

            Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.   Source of Funds
          ----------------
           The Reporting Persons financed the short term loan described in Item 4 below by using their own respective personal funds.

Item 4.   Purpose of the Transaction
          ---------------------------
Item 4 of the Schedule 13D is hereby amended to add the following:

           Short term Loan. On November 25, 2008, Shimon Alon, Ron Zuckerman (through a family trust) and Aki Ratner entered into a loan agreement with the Issuer (the "Loan Agreement"), whereby the Reporting Persons extended a convertible bridge loan to the Issuer for an aggregate principal amount of $393,168 (Mr. Alon - $200,000, Mr. Zuckerman - $134,632, and Mr. Ratner -
$58,536).

           According to the Loan Agreement, the outstanding principal amount will be automatically converted into equity securities of the Issuer upon the closing of an equity financing yielding at least $1 million (which $1 million are deemed to include the $393,168 from the conversion of the bridge loan) of gross proceeds to the Issuer (the "Qualified Financing"), on the same terms and conditions (including price) of such financing. At the Reporting Persons' election, the interest may be converted together with the principal amount upon the closing of the Qualified Financing or repaid following the Qualified Financing. Since the loan is not convertible into Ordinary Shares until the completion of the Qualified Financing, the Reporting Persons did not, and will not, acquire beneficial ownership of additional Ordinary Shares in connection with the Loan Agreement until such time.

         In connection with the Loan Agreement, the Issuer also entered into a Fixed Charge Agreement and a Floating Charge Agreement with the Reporting Persons, whereby the bridge loan is secured by a second priority fixed charge on all of the Issuer's intellectual property and a second priority floating charge on all of our other assets. The Issuer, the Reporting Persons, and entities affiliated with Plenus Technologies Ltd. ("Plenus"), entered into an Intercreditor Agreement, whereby the bridge loan was subordinated to an existing $2 million loan of the Issuer to Plenus (the "Plenus Loan"). The bridge loan will be repaid to the Reporting Persons on the later of (1) May 2009 and (2) the full discharge of the senior Plenus Loan.

         The foregoing description is only a summary and is subject to, and qualified in its entirety by the full text of the Loan Agreement, the Fixed Charge Agreement, the Floating Charge Agreement and the Inter-creditor Agreement, which are filed as exhibits hereto.

         Extension Agreement. In May 2004, the Issuer issued convertible promissory notes (the "Notes") and in September 2006 the Issuer issued warrants (the "Warrants") to a group of investors which included, among others, the Reporting Persons. On January 7, 2009, the Issuer entered into an agreement with the holders of the Notes (the "Extension Agreement"), whereby the maturity date of the Notes will be extended by 18 months to November 4, 2010. In consideration of extending the repayment date, the holders of the Notes, including the Reporting Persons, will receive the following:

     o the interest rate of the Notes will increase from an annual rate of 5% to a floating annual rate of the LIBOR rate plus 5%;

     o the Issuer will not be able to obtain new loans which are ranked senior to, or parri passu with, the Notes; and

     o the Warrants will be amended so that (1) the expiration date will be extended to April 9, 2011 and (2) Section 11(b) thereof will provide for an adjustment of the exercise price (currently, $1.25) in the event of a transaction or a series of related transactions offering ordinary shares or ordinary shares equivalents for an aggregate offering price of more than $100,000.

         The Extension Agreement will become effective subject to (i) the approval of the Company's shareholders, which was obtained on December 31, 2008, and (ii) the conversion into equity securities of all of the outstanding principal amount (currently, $393,168) pursuant to the Loan Agreement.

         The foregoing description is only a summary and is subject to, and qualified in its entirety by the full text of the Notes, the Warrants and the Extension Agreement, which are filed as exhibits hereto.


Item 5.    Interest in Securities of the Issuer
           ------------------------------------
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         The information given herein below is based on 23,196,236 Ordinary Shares outstanding as of January 7, 2009.

(a) and (b)

            Mr. Alon beneficially owns, and has the sole power to vote and dispose of, a total of 1,225,539 Ordinary Shares consisting of (i) 780,739 Ordinary Shares, (ii) Convertible Promissory Notes to purchase 294,400 Ordinary Shares at a conversion price of $1.25 per share, (iii) a 2006 Warrant to purchase 110,400 Ordinary Shares, exercisable at an exercise price of $1.25 per share and (iv) options, exercisable within 60 days, to purchase 40,000 Ordinary Shares at exercise prices ranging from $0.49 to $2.42 per share. The 1,225,539 Ordinary Shares beneficially owned by Mr. Alon represent approximately 5.18% of the issued and outstanding Ordinary Shares of the Issuer.

            Mr. Zuckerman beneficially owns, and has the sole power to vote and dispose of, a total of 1,225,539 Ordinary Shares consisting of (i) 780,739 Ordinary Shares, (ii) Convertible Promissory Notesto purchase 294,400 Ordinary Shares at a conversion price of $1.25 per share, (iii) a 2006 Warrant to purchase 110,400 Ordinary Shares, exercisable at an exercise price of $1.25 per share and (iv) options, exercisable within 60 days, to purchase 40,000 Ordinary Shares at an exercise price per share ranging from $0.49 to $2.42 per share. The 1,225,539 Ordinary Shares beneficially owned by Mr. Zuckerman represent approximately 5.18% of the issued and outstanding Ordinary Shares of the Issuer.

            Mr. Ratner beneficially owns, and has the sole power to vote and dispose of, a total of 1,298,454 Ordinary Shares consisting of (i) 372,452 Ordinary Shares, (ii) Convertible Promissory Notes due 2009 to purchase 128,002 Ordinary Shares at a conversion price of $1.25 per share, (iii) a 2006 Warrant to purchase 48,000 Ordinary Shares, exercisable at an exercise price of $1.25 per share and (iv) options, exercisable within 60 days, to purchase 750,000 Ordinary Shares at an exercise price per share equal to $2.30 per share. The 1,298,454 Ordinary Shares beneficially owned by Mr. Ratner represent approximately 5.38% of the issued and outstanding Ordinary Shares of the Issuer.

         Each of the Reporting Persons disclaims beneficial ownership of all of the Ordinary Shares of the other Reporting Persons and further disclaims the existence of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(c) Other than as described in Item 4 above, the Reporting Persons have not effected any transactions in the Ordinary Shares in the past 60 days ending on January 7, 2009.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer
         -------------------------------------------------------------------

         Item 4 is incorporated by reference herein.

Item 7.  Materials to be Filed as Exhibits
         ---------------------------------
Item 7 of the Statement is hereby amended and supplemented as follows:


Exhibit Number                 Description of Exhibit

      1 Agreement of Joint Filing among the Reporting Persons, dated March 20, 2007 (incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13D/A filed with the SEC on March 20, 2007).

      2 Loan Agreement, dated November 25, 2008 (incorporated by reference to Exhibit 99.2 from the Registrant's Form 6-K filed with the SEC on November 26, 2008).

      3 Fixed Charge Agreement, dated November 25, 2008 (incorporated by reference to Exhibit 99.3 from the Registrant's Form 6-K filed with the SEC on November 26, 2008).

      4 Floating Charge Agreement, dated November 25, 2008 (incorporated by reference to Exhibit 99.4 from the Registrant's Form 6-K filed with the SEC on November 26, 2008).

      5 Inter-creditor Agreement, dated November 25, 2008 (incorporated by reference to Exhibit 99.5 from the Registrant's Form 6-K filed with the SEC on November 26, 2008).

      6 Form of Convertible Promissory Note, dated April 2004 (incorporated by reference to Exhibit 4 to the Reporting Persons' Schedule 13D/A filed with the SEC on June 16, 2004).

      7 Form of Warrant, dated September 2006 (incorporated by reference to Exhibit 11 to the Reporting Persons' Schedule 13D/A filed with the SEC on November 6, 2006).

      8         Extension Agreement, dated January 7, 2009

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2009


                                            By:/s/ Shimon Alon
                                               --------------------
                                               Shimon Alon


                                             By:/s/ Ron Zuckerman
                                                --------------------
                                                Ron Zuckerman


                                             By:/s/ Aki Ratner
                                                --------------------
                                                Aki Ratner